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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(h) of the Investment Company Act of 1940

        Check this box if no longer
 ----   subject to Section 16.
	Form 4 or Form 5
	obligations may continue.
	See Instruction 1(b)




1. Name and Address of    2. Issuer Name and Ticker   3. I.R.S. Identification
   Reporting Person*         or Trader Symbol            Number of Reporting
  (Last, First, Middle)                                  Person, if an entity
                                                        (Voluntary)
  Moore, John W.             WesBanco, Inc.  WSBC
  ____________________      _______________________     _____________________
  c/o WesBanco Bank
  One Bank Plaza
  ____________________    4. Statement for            5. If Amendment, Date
       (Street)             (Month/Day/Year)             of Original
       Wheeling                                          (Month/Day/Year)
  ____________________           11/25/02
       (City)               _______________________     _____________________
     WV          26003
  ____________________
   (State)       (Zip)    6. Relationship of          7. Individual or
                             Reporting Person(s)         Joint/Group Filing
                             to Issuer (Check all        (Check Applicable
                             applicable                   Line)

                             ___  Director              _x_ Form filed by
                             ___  10% Owner                  One Reporting
                             _x_  Officer (give              Person
                                   title below)         ___ Form filed by
                             ___  Other (specify             More than One
                                   below)                    Reporting Person

                           Executive Vice President
                            _______________________

____________________________________________________________________________
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).


____________________________________________________________________________

          Table I - Non-Derivative Securities Acquired, Disposed of, or
                     Beneficially Owned
_______________________________________________________________________________________________
1. Title of    2. Transaction     2a. Deemed Execution  3. Transaction  4. Securities Acquired
   Security          Date             Date, if any.        Code           (A) or Disposed of (D)
  (Instr. 3)    (Month/Day/Year)     (Month/Day/Year)     (Instr. 8)      (Instr. 3, 4 and 5)
_______________________________________________________________________________________________

                                                         Code                       (A)
                                                         ____      _____    Amount  or   Price
                                                                                    (D)
_______________________________________________________________________________________________
Common Stock           (1)                                 V
_______________________________________________________________________________________________
Common Stock           (1)                                 V
_______________________________________________________________________________________________
Common Stock           (1)                                 V
_______________________________________________________________________________________________
Common Stock           (1)                                 V
_______________________________________________________________________________________________
Common Stock           (1)                                 V
_______________________________________________________________________________________________
Common Stock           (1)                                 V
_______________________________________________________________________________________________

_______________________________________________________________________________________________

_____________________________________________________________________________
        Table I - Non-Derivative Securities Acquired, Disposed of, or
                  Beneficially Owned (Continued)
_____________________________________________________________________________

5. Amount of
   Securities
   Beneficially
   Owned Following         6. Ownership Form:
   Reported                   Direct (D) or        7.  Nature of Indirect
   Transaction(s)             Indirect (I)             Beneficiary Ownership
   (Instr. 3 and 4)           (Instr. 4)               (Instr. 4)
_____________________________________________________________________________
  1,867.985                       D
_____________________________________________________________________________
     21.546                       I                     By Cust/Son
_____________________________________________________________________________
     22.054                       I                     By Cust/Son
_____________________________________________________________________________
     68.938                       I                     By Cust/Son
_____________________________________________________________________________
     68.938                       I                     By Cust/Daughter
_____________________________________________________________________________
  2,840.7334                      I                     By KSOP
_____________________________________________________________________________

_____________________________________________________________________________
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)
___________________________________________________________________________________________________________________________
                 2. Conversion or
1. Title of         Exercise                                                                        5. Number of Derivative
   Derivative       Price of       3. Transaction        3a. Deemed Execution    4. Transaction        Securities Acquired
   Security         Derivative           Date                Date, if any           Code              (A) or Disposed of (D)
   (Instr. 3)       Security        (Month/Day/Year)         (Month/Day/Year)       (Instr. 8)         (Instr. 3, 4 and 5)
____________________________________________________________________________________________________________________________

                                                                                   Code
                                                                                   ____    ___          (A)            (D)
____________________________________________________________________________________________________________________________
Stock Options           29.50          2/13/98                                       A                3,000
____________________________________________________________________________________________________________________________
Stock Options           22.00          4/27/00                                       A                3,000
____________________________________________________________________________________________________________________________
Stock Options           20.74          4/18/01                                       A                6,100
____________________________________________________________________________________________________________________________
Stock Options           23.96         11/20/02                                       A               10,000
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________



_____________________________________________________________________________
   Table II - Derivative Securities Acquired, Disposed of, or Beneficially
                Owned - Continued
        (e.g., puts, calls, warrants, options, convertible securities)
_____________________________________________________________________________


6. Date Exercisable            7. Title and Amount         8. Price of
   and Expiration                 of Underlying               Derivative
   Date                           Securities                  Security
  (Month/Day/Year).              (Instr. 3 and 4)             (Instr. 5)
____________________________________________________________________________

Date         Expiration                    Amount or
Exercisable  Date             Title        Number of
                                           Shares
____________________________________________________________________________
(2)           2/12/08       Common Stock     3,000
____________________________________________________________________________
(2)           4/26/10       Common Stock     3,000
____________________________________________________________________________
(2)           4/18/11       Common Stock     6,100
____________________________________________________________________________
(2)          11/20/12       Common Stock    10,000
____________________________________________________________________________

____________________________________________________________________________


_____________________________________________________________________________
   Table II - Derivative Securities Acquired, Disposed of, or Beneficially
                Owned - Continued
        (e.g., puts, calls, warrants, options, convertible securities)
_____________________________________________________________________________
9. Number of Derivative       10. Ownership Form of        11. Nature of
   Securities Beneficially        Derivative Security:         Indirect
   Owned Following Reported       Direct (D) or Indirect       Beneficial
   Transaction(s) (Instr. 4)      (I) (Instr. 4)               Ownership
                                                               (Instr. 4)
______________________________________________________   ___________________
         22,100                          D
____________________________________________________________________________

____________________________________________________________________________

____________________________________________________________________________

____________________________________________________________________________

____________________________________________________________________________

____________________________________________________________________________

Explanation of Responses:

	(1)  No transactions since date of last report;
	     Included solely to indicate beneficial ownership.

	(2) Options vest equally over a three-year period on anniversary of grant date.


	   /s/ Robert H. Young
	       Attorney-in-fact                              1/24/03
          ___________________________________         _____________________
          **  Signature of Reporting Person                   Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.78ff(a).
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Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.